

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 2, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of VERIZON COMMUNICATIONS INC., under the Exchange Act of 1934.

- 1.300% Notes due 2033
- 1.850% Notes due 2040

Sincerely,

